Alfred G. Smith, II Partner Shutts & Bowen LLP 200 South Biscayne Boulevard Suite 4100 Miami, Florida 33131 DIRECT (305) 379-9147 FAX (305) 347-7747 EMAIL asmith@shutts.com

July 12, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

450 Fifth Street, N.W.

Washington DC, 20549

Re:	Strawberry Fields REIT, Inc.
Registration Statement on Form 10
Filed May 31, 2022
File No. 000-56451

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Commission”) on behalf of Strawberry Fields REIT, Inc. (the “Company”), in response to the staff’s letter of June 27, 2022, with respect the Company’s Registration Statement on Form 10 (the “Registration Statement”).

The comments of the staff in its letter of June 27, 2022, are set forth below, followed by the Company’s responses.

Form 10 filed May 31, 2022

Business

Structure and Formation of Our Company, page 7

1. Please include a diagram which depicts your ownership structure.

Response

The Company has added a diagram which depicts its ownership structure on page 7.

Risk Factors, page 57

2. We note your disclosure on page 113 regarding the terms of the Term Loan you entered into with a commercial bank. Please provide risk factor disclosure regarding the material terms of the loan including the financial covenants as well as the provision that the loan will become due in the event that any person or group (other than Moishe Gubin) acquires more than 30% of the common stock of the Company and in the event ceases to be actively involved in the borrowers or ceases to be a director of the Company. Describe the impact on the company in the event of a default on the loan.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

July 12, 2022

Response

The Company has added a risk factor on page 65 which provides risk factor disclosure regarding the material terms of the loan including the financial covenants as well as the provision that the loan will become due in the event that any person or group (other than Moishe Gubin) acquires more than 30% of the common stock of the Company and in the event Mr. Gubin ceases to be actively involved in the borrowers or he ceases to be a director of the Company. The risk factor also describes the impact on the Company in the event of a default on the loan.

3. We note your disclosure regarding the risks to your business posed by geopolitical challenges and uncertainties such as the escalating conflict between Russia and Ukraine. Please disclose the risk of potential cyberattacks by state actors as a result of Russia’s ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response

The Company has added a risk factor entitled “Our computer systems may be subject to potential cyberattacks by state actors as a result of the conflict between Russia and Ukraine” on page 69 which describes the risk of potential cyberattacks by state actors as a result of Russia’s ongoing conflict with Ukraine and the actions taken by the Company to mitigate such potential cyberattacks.

Management’s Discussion and Analysis, page 91

4. You state on page 107 that if the reduced level of occupancy caused by COVID-19 were to continue for an extended period, or if occupancy were to decrease due to the emergence of new variants of COVID-19, the financial condition and operating results of the Company’s tenants could be affected to such an extent that tenants would be unable to meet their lease obligations to you. Please revise to clarify what is meant by “reduced level of occupancy” and the length of the “extended period.” Please also address the impact to your operating results in the event your tenants experience the extended periods of reduced occupancy. Additionally, clarify the extent to which you believe the impact of COVID-19 has caused the anticipated default by the 6 facilities located in central Illinois, as referenced on page 107.

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

July 12, 2022

Response

The Company has revised the disclosure concerning the effect of COVID-19 on page 102 to delete the references to “reduced level of occupancy” and “extended period” and added the following disclosure:

“none of the Company’s current tenants are delinquent on the payment of rent, and none of them have requested the Company to amend the terms of their leases to reduce current or future lease payments. The Company accordingly believes that its current tenants have the ability to meet their lease obligations based on their current levels of occupancy. However, if tenants were to experience additional decreases in occupancy due to the emergence of new variants of COVID-19, and such decreases adversely affected its tenants’ operating income, tenants might be unable to meet their lease obligations. The Company is unable to determine what level of decreased occupancy would result in lease defaults because decreases in occupancy also allow tenants to reduce operating costs due to reduced staffing requirements.

In the event that tenants were to default due to decreased occupancy, the Company would seek to obtain new operators to take over the leases and the facilities. This could result in decreases in the Company’s rental income if the new tenants require lower rental payments. Additionally, if the Company were unable to obtain new operators, the Company could lose the rental income from these properties. Either of these events could have a material adverse effect on our financial condition and results of operation.”

The Company also added disclosure that the tenants that defaulted under the six central Illinois leases due to operating losses had indicated to the Company that their operating losses were attributable in part to the decreased occupancy caused by COVID-19. This disclosure also notes that the facilities have been leased to new tenants.

Summary Consolidated Financial Data, page 92

5. Please tell us how your definition of FFO is consistent with the NAREIT definition of FFO. Specifically, tell us how you have determined it was appropriate to exclude foreign currency transaction loss from your definition of FFO for the period ending December 31, 2021.

Response

The Company has modified the definition and calculations of FFO to exclude foreign currency transaction losses.

_____________________________________________

If you should have any further questions , please do not hesitate to contact the undersigned at (305) 379-9147.

Sincerely yours,

/s/ Alfred G. Smith
Alfred G. Smith

cc: Moishe Gubin, Strawberry Fields REIT, Inc.